wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 August 2009

09046803

SEC
Mail Processing
Section
AUG 19 2009
Washington, DC
121

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 8/21

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 July 2009 and 15 August 2009 (inclusive)

- Second quarter and first half results to 5 July 2009
- Notifications of major interests in shares
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification in relation to voting rights and capital

2. Documents filed with Registrar of Companies for Scotland

- 2009 Annual Return

3. Documents submitted to the Financial Services Authority

None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:32 21-Jul-2009
Number	0534W17

wolfson microelectronics

RNS Number : 0534W
Wolfson Microelectronics PLC
21 July 2009

TR-1 Notification of Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Wolfson Microelectronics plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.): iv	
5. Date of the transaction and date on which the threshold is crossed or reached: v	20th July 2009
6. Date on which issuer notified:	21st July 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	Gone above 5%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB0033563130	5,359,065	5,359,065	N/A	N/A	5,529,539	N/A	4.81%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	255,646	0.22%	

Total (A+B+C)

Number of voting rights	Percentage of voting rights
5,785,185	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

BlackRock Investment Management (UK) Limited - 5,785,185 (5.03%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLILFVRDLILFIA

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Regulatory

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Interim results
Released	07:00 28-Jul-2009
Number	3648W07

RNS Number : 3648W
Wolfson Microelectronics PLC
28 July 2009

28 July 2009

WOLFSON MICROELECTRONICS plc
Second quarter and first half results to 5 July 2009

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the second quarter and half year ended 5 July 2009.

Q209 sales grow over 30% sequentially, cash balance grows to over $100m

Key financials for the second quarter 2009:

- Revenue growth of 32% over Q1 2009
- Revenue $33.2m (Q2 2008: $53.9m)
- Gross margin of 50.5% (Q2 2008: 51.7%)
- Adjusted operating loss* of $1.2m (Q2 2008: $6.7m profit)
- Operating loss of $2.4m (Q2 2008: $5.5m profit)
- Operating cash inflow of $4.9m (Q2 2008: $4.5m)
- Adjusted diluted loss per share* of 0.6 cents (Q2 2008: 4.4 cents earnings)
- Diluted loss per share of 1.3 cents (Q2 2008: 3.7 cents earnings)

Key financials for the first half 2009:

- Revenue $58.4m (H1 2008: $100.3m)
- Gross margin of 50.4% (H1 2008: 51.8%)
- Adjusted operating loss* of $5.1m (H1 2008: $10.4m profit)
- Operating loss of $7.7m (H1 2008: $7.9m profit)
- Operating cash inflow of $10.9m (H1 2008: $0.4m outflow)
- Adjusted diluted loss per share* of 2.7 cents (H1 2008: 7.0 cents earnings)
- Diluted loss per share of cents of 4.3 cents (H1 2008: 5.5 cents earnings)
- Net cash balance at 5 July 2009 of $100.7m (29 June 2008: $84.8m), with no debt

Operating highlights:

- Good progress on Wolfson AudioPlus™ solutions
    - Nokia selection of Wolfson's unique noise cancelling technology
    - First revenues from our silicon microphone product line
    - New family of stand-alone power management solutions launched

- Major product portfolio refresh with new products announced across all product lines
- Delivering on 2009 plan
    - More new products delivered to market in first half of 2009 than in all of 2008
    - Cash position further strengthened, up $8.5m over end 2008 to $100.7m
    - Cash breakeven maintained at annual revenue levels of $125m to $130m
    - Gross margin maintained above 50%

Outlook

- End consumer demand visibility continues to be poor and order patterns volatile
- Q3 2009 backlog currently $26m, up 6% on equivalent point in last quarter
- Q3 2009 gross margin expected to remain around 50%
- Continuing focus on product development execution while closely managing costs

Commenting on the results Mike Hickey, Chief Executive Officer of Wolfson, said: "We continue to execute well against our plan for 2009 of accelerated new product development and cash conservation. We brought more new products to market in the first half of 2009 than we did in all of 2008, whilst at the same time increasing our cash balance. We have significantly enhanced our portfolio with new platforms being sampled in all our product lines. We are delighted to report first revenues from our silicon microphone products and the selection of our unique noise cancelling technology by Nokia for their latest stereo headset. This is an encouraging affirmation of our technology and our focus on delivering new and innovative products to our customers.

Although our first half results overall reflect the ongoing challenging macroeconomic conditions, the second quarter saw a return to cash break-even as Q209 revenue grew by more than 30% sequentially, and our cash balance grew to over $100m. Whilst end market demand visibility remains poor and ordering patterns "choppy" we have refreshed our product portfolio with exciting new products which are gaining significant market traction, with more to come in the second half. With an innovative and strengthening product portfolio together with continuing tight cost control and an increasingly strong balance sheet, we remain well placed to return to sustainable profitability and growth when the market recovers."

**Adjusted means after adding back amortisation of acquired intangible assets. For earnings or loss per share purposes, this is calculated by adding back to net profit or net loss such cost net of the estimated tax impact and dividing by the number of dilutive shares in issue*

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Mike Hickey, CEO and Mark Cubitt, Finance Director, will be hosting a presentation to investors and analysts at 0830 BST at The London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS.

An audio webcast of the presentation can be heard LIVE from 0830 BST via http://www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial-in facility: UK Dial-in +44 (0) 20 3023 4494; US Dial-in +1 866 966 5335. Replay of the conference call will be available from 0930 BST on: +44 (0) 20 8196 1998 or +1 866 583 1035 Access Pin 606587#

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

INTERIM MANAGEMENT REPORT

Overview

Wolfson announces H1 2009 results ahead of market expectations. Product development is on track with several key milestones being achieved while costs continue to be closely managed. Wolfson is executing on its plan to create a strong portfolio to maximise opportunities when market conditions recover.

Consistent with the adverse conditions in the consumer electronics market, first half revenue decreased by 42% to $58.4m (H1 2008: $100.3m). However, Wolfson has continued to hold revenues in the mobile handset segment steady, representing 42% of H1 2009 revenue. Good growth was seen in the flat panel TV segment, with revenue up 16% on H1 2008.

The Asian market (including Japan) accounted for over 75% of Group revenue in H1 2009 with Korea, which represents Wolfson's top two customers, holding up particularly well. The Company has maintained design win momentum across multiple market segments with wins across tier one customers.

Gross margin at 50.4% was lower than the level reported in H1 2008 (51.8%) due to the tougher trading environment and continuing pricing pressure, but Q2 2009 gross margins were 30 basis points higher than Q1 2009 on the back of a better mix of revenues.

Wolfson has continued its focus on overhead cost management, helped by both underlying cost savings and the effect of changes in the US dollar / sterling exchange rate. Total cash overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $33.3m, compared to $39.9m in H1 2008. This has been achieved whilst increasing our investment in new product development, where we have delivered more products in H1 2009 than in all of 2008.

Net cash inflow from operating activities was $10.9m (H1 2008: $0.4m outflow), resulting in the net cash balance at 5 July 2009 increasing to $100.7m (28

December 2008: $92.2m).

The Company's financial performance for the twenty-seven week period ended 5 July 2009 is summarised below.

	H1 2009		H1 2008	
	$m	% revs	$m	% revs
Revenue	**58.4**		**100.3**	
Gross profit	**29.5**	**50.4%**	**52.0**	**51.8%**
Overheads				
Research & development	(17.7)	30%	(20.4)	20%
Distribution & selling	(9.4)	16%	(12.6)	13%
Administration	(6.2)	11%	(6.9)	7%
Share based compensation	(1.3)	2%	(1.7)	2%
Adjusted operating (loss) / profit	**(5.1)**	**-9%**	**10.4**	**10%**
Amortisation charges	(2.5)	4%	(2.5)	2%
Operating (loss) / profit	**(7.6)**	**-13%**	**7.9**	**8%**
Net Interest Income	0.8	1%	1.2	1%
(Loss)/profit before tax	**(6.8)**	**-12%**	**9.1**	**9%**
Income tax	1.9		(2.5)	
(Loss) / profit after tax	**(4.9)**	**-8%**	**6.6**	**7%**
Diluted (loss) / earnings per share (IFRS basis) (cents)	(4.3)		5.5	
Adjusted diluted (loss)/ earnings per share (cents)	(2.7)		7.0	
Average £/$ exchange rate	1.56		1.97	

The Company's financial performance for Q2 2009 is also summarised below.

	Q2 2009		Q2 2008		Q1 2009	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**33.2**		**53.9**		**25.2**	
Gross profit	**16.8**	**50.5%**	**27.9**	**51.7%**	**12.7**	**50.2%**
Overheads						
Research & development	(9.3)	28%	(10.5)	19%	(8.4)	33%
Distribution & selling	(4.6)	14%	(6.3)	12%	(4.8)	19%
Administration	(3.1)	9%	(3.5)	6%	(3.1)	12%
Share based compensation	(1.0)	3%	(0.9)	2%	(0.3)	1%
Adjusted operating (loss) / profit	**(1.2)**	**-4%**	**6.7**	**12%**	**(3.9)**	**-15%**
Amortisation charges	(1.2)	4%	(1.2)	2%	(1.3)	5%
Operating (loss) / profit	**(2.4)**	**-7%**	**5.5**	**10%**	**(5.2)**	**-20%**

Net Interest Income	0.3	1%	0.5	1%	0.5	2%
(Loss)/profit before tax	**(2.1)**	**-6%**	**6.0**	**11%**	**(4.7)**	**-18%**
Income tax	0.6		(1.7)		1.3	
(Loss) / profit after tax	**(1.5)**	**-5%**	**4.3**	**8%**	**(3.4)**	**-13%**
Diluted (loss) / earnings per share (IFRS basis) (cents)	(1.3)		3.7		(2.9)	
Adjusted diluted (loss)/ earnings per share (cents)	(0.6)		4.4		(2.2)	
Average £/$ exchange rate	1.56		1.98		1.56	

Operational review

Sales grew sequentially by 32% in the second quarter to $33.2m (Q1 2009: $25.2m), a rate of growth in excess of the seasonal norm. However, sales declined by 42% in the half compared to H1 2008, reflecting the weaker macro-economic environment.

Sequential growth was evident in most application segments including games consoles, portable navigation devices and digital still cameras. The Company continued to benefit from its market position in multimedia and smart phones and sales to this segment accounted for 42% of revenue in the period (H1 2008: 25%).

Sales into flat panel TVs, which at $4.5m represented 8% of Company revenue, also performed strongly, growing 16% compared to H1 2008, reflecting design wins with a tier one manufacturer.

The Company has significantly enhanced its portfolio with new products being sampled in all product lines. New product development execution is on track and the Company brought more new products to market in H1 2009 than in all of 2008.

The Company is delighted to report first revenue from its silicon microphone product family and that its unique noise cancelling technology has been selected by Nokia for their latest stereo headset.

The Company is also investing for the future, with both the creation of a design centre in Newbury (consolidating Wolfson's current High Wycombe and Swindon sites) to accelerate the Enhanced Soundware product plans and the opening of a Japanese design centre, (located in our current Japan office), to focus on increasing our market share in imaging and digital still cameras. This has been achieved within the committed 2009 spending plan and cash breakeven limit. Wolfson expects new products from the Japan team to start contributing to revenue from H2 2010 onwards.

Additionally, Wolfson continues to strengthen its senior management team with the appointment of Andy Brannan as Chief Commercial Officer with effect from 1st July 2009. Mr. Brannan, most recently VP of Nokia's SOSCO business (acquired through Nokia's acquisition of Symbian Ltd), brings over 17 years experience in global technology sales and marketing management to the Company. His breadth of experience and industry contacts will prove valuable as Wolfson expands its market share across all its product lines.

Wolfson AudioPlus™ Update

The Company continues to make solid progress with its Wolfson AudioPlus™ strategy to increase its market share and the size of its addressable market. So far this year, Wolfson has launched key new products and platforms across all of its product lines, significantly enhancing its product portfolio and demonstrating progress with its AudioPlus solutions. The highlights are described below.

Pure Sound

- Introduced two new products in an industry leading family of Digital to Analogue Converters for home audio devices, which reduce the cost of bringing world class audio to a wide range of Digital TV, Blu-ray, set top box and gaming devices. These products have the lowest off-chip support component count of any solution on the market today. This enables product manufacturers to save valuable board space, lower the total bill of materials cost and still deliver industry leading audio performance.

- Introduced the industry's lowest power stereo codec. This new device delivers best in class music playback time for portable multimedia devices.

- The first product in a new family of devices which deploys for the first time Wolfson's innovative ReTune™ mobile technology was delivered to market. This product is targeted at applications that need to deliver "big sound from small speakers", such as portable navigation devices, mobile handsets, digital radios and conference speakerphones.

- The first two devices in Wolfson's new family of next generation audio hubs for mobile phones delivered to market and sampling with tier 1

customers. These devices deliver world class audio performance, industry leading audio playback times and highly flexible signal routing which enable more end user features, at lower total board space and lower total bill of materials cost even in the most integrated single chip cellular phone architectures.

Smart Power

- Announced three products in a whole new family of the world's most flexible and advanced Power Management Integrated Circuits. Introducing Wolfson's unique *BuckWise*™ regulator technology, these devices deliver unprecedented programmability and unparalleled performance capabilities. They offer product manufacturers a no compromise combination of reduced time to market, improved end user experience and lower total cost of ownership.

Enhanced Soundware

- Introducing Wolfson's revolutionary myZone™ Ambient Noise Cancellation (ANC) technology in a compact single chip solution targeted at mobile phone handsets.

Additionally, Wolfson has received significant validation of its unique noise cancelling technology with the announcement of Nokia's selection of the Wolfson myZone™ ANC technology for use in its BH-905 Bluetooth Stereo Headset, which is being marketed by Nokia as the "world's best headset".

Wolfson continues to make progress through the sampling process with many other tier one mobile phone handset and headphone manufacturers and interest in its ANC products remains high.

True Mics

Wolfson has achieved first revenue from its family of MEMS based silicon microphones. Three products from this family are shipping and multiple design wins have been secured.

Financial review - Half year ended 5 July 2009

Income statement

Revenue in H1 2009 was $58.4m, a 42% year on year decline (H1 2008: $100.3m), reflecting the downturn in the global consumer electronics markets that began in the second half of 2008.

Gross profit was $29.5m compared to $52.0m in H1 2008, this reduction in gross profit being in line with the lower revenue. Gross margin was 50.4%, down from the 51.8% reported in H1 2008. This reduction is primarily due to the tougher pricing environment.

Wolfson continued its focus on overhead management during H1 2009. Total cash overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $33.3m, compared to $39.9m in H1 2008 and $38.1m in H2 2008, a decrease of 17% and 12% respectively.

Research and development expenditure, excluding amortisation and share-based compensation charges, was $17.7m, or 30% of revenues, compared to $20.4m or 20% of revenue in H1 2008, representing a fall of 13% in cash spend.

Distribution and selling expenses, excluding share-based compensation charges, were $9.4m or 16% of revenues, compared to $12.6m or 13% of revenue in H1 2008. This represents a decrease of 25% and is due to lower volumes, cost saving initiatives and the exchange rate benefit.

Administration expenses, excluding amortisation and share-based compensation charges, fell by 10% to $6.2m or 11% of revenues (H1 2008: $6.9m or 7% of H1 2008 revenue).

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $1.3m, (H1 2008: $1.7m). The reduction reflects credits on lapsed awards. For the remainder of 2009 the charge for share based compensation is expected to be around $1.0m per quarter.

The effective average US dollar to sterling rate for H1 2009 was $1.56/£1 compared to $1.97/£1 for H1 2008. It is estimated that every 1 cent increase in the US dollar / sterling exchange rate has the effect of reducing the Company's operating profit by $270,000 on an annualised basis. Q3 2009 overheads have been hedged at a rate of 1.635. The impact of the Q3 2009 exchange rate compared to the H1 2009 rate will be to increase overheads by $0.5m.

Adjusted operating loss, excluding amortisation charges on acquired intangible assets, was $5.1m (H1 2008: $10.4m profit).

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $2.5m in H1 2009, unchanged from H1 2008. The quarterly charge will be around $1.25m for the rest of 2009.

Net financing income was $0.8m in H1 2009 compared with $1.2m in H1 2008. The non-cash finance expense of $0.6m (H1 2008: $1.1m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. The reduction in interest income reflects the lower US dollar interest rates on deposits.

The effective rate of tax in H1 2009 was 28.3% (H1 2008: 28.3%). The effective rate of tax is favourably affected by the availability of tax allowances on

research and development expenditure, but is also adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price at 3 July 2009.

Adjusted fully diluted loss per share amounted to 2.7 cents in H1 2009 (H1 2008: 7.0 cents earnings).

A charge of approximately $1m will be taken in H2 2009 to cover the consolidation of our High Wycombe and Swindon offices into a single site in Newbury, and represents the ongoing costs of the exited offices where the leases run into 2011.

Cashflow and Balance Sheet

Summarised Consolidated Cash Flow

	H1 2009 $m	H1 2008 $m
(Loss) / profit before tax	**(6.8)**	**9.1**
Depreciation & amortisation	6.8	7.3
Net finance income	(0.8)	(1.2)
(Loss) / earnings before interest, tax depreciation and amortisation	**(0.8)**	**15.2**
Share based compensation	1.3	1.7
Change in working capital	10.4	(12.2)
Foreign exchange	0.7	(0.3)
Income taxes paid	(0.7)	(4.8)
Net cash flow from operating activities	**10.9**	**(0.4)**
Capital expenditure	(2.1)	(3.7)
Free cash flow	**8.8**	**(4.1)**
Milestone on acquisitions	(1.6)	(2.5)
Interest received	1.5	1.6
Foreign exchange	(0.2)	0.2
Net cash inflow / (outflow)	**8.5**	**(4.8)**
Opening cash balance	92.2	89.6
Closing cash balance	**100.7**	**84.8**

Cash and short-term deposits amounted to $100.7m at 5 July 2009 compared to $92.2m at 28 December 2008 and $84.8m at 29 June 2008.

Net cash inflow from operating activities was $10.9m in H1 2009 compared to an outflow of $0.4m in H1 2008, an improvement of $11.3m. This inflow primarily reflects the release of working capital on the reduced level of trading activities.

Inventory days were 83 at 5 July 2009 which compared to 109 at 29 June 2008 and 91 days at 28 December 2008. Absolute inventory levels at 5 July 2009 of $15.0m compares to $31.3m at 29 June 2008 and $19.0m at 28 December 2008, reductions of 52% and 21% respectively. Trade receivable days were 45 at 5 July 2009 which compared to 46 at 29 June 2008 and 50 days at 28 December 2008. Days purchases were 51 at 5 July 2009 which compared to 51 at 29 June 2008 and 29 days at 28 December 2008.

During H1 2009, $1.6m of deferred consideration was paid in connection with the delivery of certain milestones on the Sonaptic and Oligon acquisitions (H1 2008: $2.5m).

Cash outflow on capital expenditure in H1 2009 amounted to $2.1m compared to $3.7m for the same period in 2008, and represented spend on plant and machinery in connection with our True Mics project, together with investment in computer hardware and software including licences for evaluation and design purposes.

With over $100m cash in the bank, no debt and a $30m committed credit facility running into 2011, the Company has no significant liquidity risks.

Principal risks and uncertainties

The principal risks and uncertainties which could have a material impact on the Company's performance over the remaining 26 weeks of the financial year and could cause actual results to differ materially from expected have not changed from those set out in the Operating and Financial Review included in the Company's 2008 Annual Report and Accounts (pages 17 - 19), a copy of which is available on the Company's website at www.wolfsonmicro.com.

The principal risk and uncertainty of particular relevance to the second half of 2009 is the dependence on the strength of the consumer electronics market, particularly in the prevailing weaker macro-economic climate.

There are a number of other principal risks and uncertainties that could have a material impact on the Company's long term performance, the key ones being:

- Fabless business model
- New product development
- Infringement of third party intellectual property rights
- Customer dependence

- Foreign currency exposure

Related party transactions

The transactions which took place in the twenty-seven weeks to 5 July 2009 with related parties were consistent with those reported in the Company's consolidated financial statements for the fifty-two week period ended 28 December 2008.

Outlook

Whilst we have seen good growth in Q2 2009, visibility of end consumer demand continues to be poor, lead times remain very short and ordering patterns volatile. The backlog for the third quarter is currently $26m, which is up 6% on the equivalent point in the last quarter. Gross margin in Q3 2009 is expected to remain around 50%. The Company is maintaining its cash position and will continue to manage the business closely to achieve this objective. Cash conservation, whilst accelerating the delivery of new products, remains the key theme for 2009.

Responsibility statement of the directors in respect of the half yearly financial report

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;

- the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the *Disclosure and Transparency Rules,* being an indication of important events that have occurred during the first twenty-seven weeks of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining twenty-six weeks of the year; and

(b) DTR 4.2.8R of the *Disclosure and Transparency Rules,* being related party transactions that have taken place in the first twenty-seven weeks of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

JM Hickey
Chief Executive Officer

M Cubitt
Chief Financial Officer

27 July 2009

Condensed consolidated income statement *For the period ended 5 July 2009*	Notes	**Q2 2009** **13-week period from 6 April 2009 to 5 July 2009**	Q2 2008 13-week period from 31 March 2008 to 29 June 2008	Q1 2009 14-week period from 29 December 2008 to 5 April 2009	**H1 2009*** **27-week period from 29 December 2008 to 5 July 2009**	H1 2008 26-week period from 31 December 2007 to 29 June 2008	52 weeks ended 28 December 2008**
		$'000	$'000	$'000	**$'000**	$'000	$'000
Revenue	3,4	**33,204**	53,918	25,219	**58,423**	100,300	198,199
Cost of sales		**(16,425)**	(26,032)	(12,557)	**(28,982)**	(48,318)	(100,902)
Gross profit	4	**16,779**	27,886	12,662	**29,441**	51,982	97,297
Distribution and selling costs		**(4,921)**	(6,591)	(5,001)	**(9,922)**	(13,275)	(25,917)
Research and development expenses		**(11,004)**	(12,082)	(9,915)	**(20,919)**	(23,533)	(46,141)
Administrative expenses		**(3,307)**	(3,760)	(2,964)	**(6,271)**	(7,283)	(16,897)
Operating (loss) / profit		**(2,453)**	5,453	(5,218)	**(7,671)**	7,891	8,342
Financial income		**538**	1,127	891	**1,429**	2,291	4,210
Financial expenses		**(243)**	(537)	(403)	**(646)**	(1,053)	(1,922)
Net financing income		**295**	590	488	**783**	1,238	2,288

	Notes	Q2 2009	Q2 2008	Q1 2009	H1 2009*	H1 2008	52 weeks ended 28 December 2008**
(Loss) / profit before tax		**(2,158)**	6,043	(4,730)	**(6,888)**	9,129	10,630
Income tax credit / (expense)	5	**609**	(1,707)	1,337	**1,946**	(2,579)	(2,964)
(Loss) / profit for the period attributable to the Owners of the Company		**(1,549)**	4,336	(3,393)	**(4,942)**	6,550	7,666
Basic (loss) / earnings per share (cents)	6	**(1.35)**	3.67	(2.95)	**(4.29)**	5.54	6.52
Diluted (loss) / earnings per share (cents)	6	**(1.35)**	3.65	(2.95)	**(4.29)**	5.51	6.50

* The review undertaken by KPMG Audit Plc and reported upon in page 28 covers the financial information for the twenty-seven week period ended 5 July 2009 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of comprehensive income
For the period ended 5 July 2009

	Q2 2009 13-week period from 6 April 2009 to 5 July 2009 $'000	Q2 2008 13-week period from 31 March 2008 to 29 June 2008 $'000	Q1 2009 14-week period from 29 December 2008 to 5 April 2009 $'000	**H1 2009* 27-week period from 29 December 2008 to 5 July 2009 $'000**	H1 2008 26-week period from 31 December 2007 to 29 June 2008 $'000	52 weeks ended 28 December 2008** $'000
(Loss) / profit for the period	**(1,549)**	4,336	(3,393)	**(4,942)**	6,550	7,666
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	**(2,271)**	(620)	-	**(2,271)**	(620)	(344)
Deferred tax on net defined benefit obligations recognised in equity	**636**	174	-	**636**	174	96
Foreign exchange translation differences on foreign operations	**(1)**	13	-	**(1)**	13	(5)
Effective portion of changes in fair value of cash flow hedges	**494**	-	557	**1,051**	-	(1,051)
Total comprehensive income for the period attributable to Owners of the Company	**(2,691)**	3,903	(2,836)	**(5,527)**	6,117	6,362

* The review undertaken by KPMG Audit Plc and reported upon in page 28 covers the financial information for the twenty-seven week period ended 5 July 2009 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated balance sheet
As at 5 July 2009

	Notes	**As at 5 July 2009* $'000**	As at 5 April 2009 $'000	As at 28 December 2008** $'000	As at 29 June 2008 $'000
Assets					
Property, plant and equipment	7	**32,059**	33,045	34,401	36,924
Intangible assets		**38,885**	39,408	40,651	43,447
Total non-current assets		**70,944**	72,453	75,052	80,371
Inventories		**14,983**	19,372	18,989	31,333
Trade and other receivables		**18,695**	14,735	21,222	33,192
Short-term deposits		**91,065**	92,417	79,607	72,752
Cash and cash equivalents		**9,668**	5,356	12,586	12,017
Total current assets		**134,411**	131,880	132,404	149,294
Total assets		**205,355**	204,333	207,456	229,665

Equity					
Issued capital		**192**	192	192	198
Share premium account		**58,803**	58,803	58,801	58,796
Capital redemption reserve		**503**	503	503	497
Hedging reserve		-	(494)	(1,051)	-
Retained earnings		**112,682**	114,933	117,885	121,771
Total equity attributable to equity holders of the parent		**172,180**	173,937	176,330	181,262
Liabilities					
Employee benefits	*8*	**3,761**	1,397	1,347	4,568
Deferred tax liabilities		**2,777**	4,532	5,345	5,479
Other payables	*9*	**5,362**	6,337	6,244	5,387
Total non-current liabilities		**11,900**	12,266	12,936	15,434
Income tax payable		-	287	896	2,310
Trade and other payables, including derivatives	*9*	**21,275**	17,843	17,294	30,659
Total current liabilities		**21,275**	18,130	18,190	32,969
Total liabilities		**33,175**	30,396	31,126	48,403
Total equity and liabilities		**205,355**	204,333	207,456	229,665

* The review undertaken by KPMG Audit Plc and reported upon in page 28 covers the financial information for the twenty-seven week period ended 5 July 2009 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed statement of changes in equity

	Attributable to owners of the Company					
	Share capital	**Share premium**	**Capital redemption reserve**	**Hedging reserve**	**Retained earnings**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Profit for the period	-	-	-	-	6,550	6,550
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(620)	(620)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	174	174
Foreign exchange translation differences on foreign operations	-	-	-	-	13	13
Total comprehensive income for the period ended 29 June 2008	-	-	-	-	6,117	6,117
Equity settled transactions, including tax effect	-	-	-	-	1,255	1,255
Share options exercised by employees	-	22	-	-	-	22
	-	22	-	-	1,255	1,277
Balance at 29 June 2008	198	58,796	497	-	121,771	181,262
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(4,942)	(4,942)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,271)	(2,271)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	636	636
Foreign exchange translation differences on						

foreign operations	-	-	-	-	(1)	(1)
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,051	-	1,051
Total comprehensive income for the period ended 5 July 2009	-	-	-	1,051	(6,578)	(5,527)
Equity settled transactions, including tax effect	-	-	-	-	1,375	1,375
Share options exercised by employees	-	2	-	-	-	2
	-	2	-	-	1,375	1,377
Balance at 5 July 2009	**192**	**58,803**	**503**	**-**	**112,682**	**172,180**

Condensed consolidated statement of cash flows ***For the period ended 5 July 2009***	**Q2 2009** **13-week period from 6 April 2009 to 5 July 2009** **$'000**	Q2 2008 13-week period from 31 March 2008 to 29 June 2008 $'000	Q1 2009 14-week period from 29 December 2008 to 5 April 2009 $'000	**H1 2009*** **27-week period from 29 December 2008 to 5 July 2009** **$'000**	H1 2008 26-week period from 31 December 2007 to 29 June 2008 $'000	52 weeks ended 28 December 2008** $'000
Cash flows from operating activities						
(Loss) / profit for the period	**(1,549)**	4,336	(3,393)	**(4,942)**	6,550	7,666
Adjustments for:						
Depreciation and amortisation	**3,350**	3,691	3,473	**6,823**	7,264	14,379
Foreign exchange losses / (gains)	**552**	(33)	180	**732**	(240)	(1,281)
Net financing income	**(295)**	(590)	(488)	**(783)**	(1,238)	(2,288)
Equity-settled share-based payment expenses	**958**	865	308	**1,266**	1,713	3,671
Income tax (credit) / expense	**(609)**	1,707	(1,337)	**(1,946)**	2,579	2,964
	2,407	9,976	(1,257)	**1,150**	16,628	25,111
Decrease / (increase) in inventories	**4,389**	(2,597)	(383)	**4,006**	(5,785)	6,559
(Increase) / decrease in trade and other receivables	**(4,223)**	(2,549)	6,267	**2,044**	1,145	12,917
Increase / (decrease) in trade and other payables	**3,260**	3,011	1,262	**4,522**	(7,473)	(19,222)
(Decrease)/ increase in provisions and employee benefits	**(112)**	(63)	21	**(91)**	(51)	(2,562)
Cash generated from the operations	**5,721**	7,778	5,910	**11,631**	4,464	22,803
Income taxes (paid) / received	**(804)**	(3,243)	66	**(738)**	(4,817)	(6,794)
Net cash inflow / (outflow) from operating activities	**4,917**	4,535	5,976	**10,893**	(353)	16,009

Condensed consolidated statement of cash flows ***(continued)*** ***For the period ended 5 July 2009***	**Q2 2009** **$'000**	Q2 2008 $'000	Q1 2009 $'000	**H1 2009*** **$'000**	H1 2008 $'000	52 weeks ended 28 December 2008** $'000
Cash flows from investing activities						
Interest received	**650**	952	889	**1,539**	1,575	3,484
Acquisition of property, plant and equipment and intangible assets	**(996)**	(729)	(1,079)	**(2,075)**	(3,702)	(6,310)
Deferred consideration paid for acquisition of subsidiaries	**(1,600)**	(1,280)	-	**(1,600)**	(2,513)	(3,633)
Amounts withdrawn from/ (placed on) short-term deposits	**1,352**	1,092	(12,810)	**(11,458)**	670	(6,185)
Net cash (outflow) / inflow from investing activities	**(594)**	35	(13,000)	**(13,594)**	(3,970)	(12,644)

Cash flows from financing activities						
Proceeds from the issue of share capital	-	8	2	2	22	27
Purchase and cancellation of own shares	-	-	-	-	-	(6,661)
Interest paid	(19)	(43)	(22)	(41)	(73)	(94)
Net cash outflow from financing activities	(19)	(35)	(20)	(39)	(51)	(6,728)
Net increase / (decrease) in cash and cash equivalents	4,304	4,535	(7,044)	(2,740)	(4,374)	(3,363)
Cash and cash equivalents at start of period	5,356	7,323	12,586	12,586	16,183	16,183
Effect of exchange rate fluctuations on cash held	8	159	(186)	(178)	208	(234)
Cash and cash equivalents at end of period	9,668	12,017	5,356	9,668	12,017	12,586
Cash and cash equivalents at end of period	9,668	12,017	5,356	9,668	12,017	12,586
Short-term deposits at end of period	91,065	72,752	92,417	91,065	72,752	79,607
Total cash and short-term deposits at end of period	100,733	84,769	97,773	100,733	84,769	92,193

* The review undertaken by KPMG Audit Plc and reported upon in page 28 covers the financial information for the twenty-seven week period ended 5 July 2009 but does not extend to the quarterly information, which has not been reviewed or audited.

** The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Notes to the condensed half year financial statements

1. Basis of preparation

The condensed interim financial statements set out above contain the interim financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the twenty-seven and thirteen week periods ended 5 July 2009.

The financial information set out in these interim statements has been prepared in compliance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

These interim financial statements were authorised for issue by the Board of Directors on 27 July 2009.

A copy of this half-yearly financial report is available on the Company's website at www.wolfsonmicro.com .

The financial information set out in these interim statements does not constitute the Company's statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the fifty-two week period ended 28 December 2008, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985. The interim financial information for the twenty-seven week period ended 5 July 2009 is unaudited but has been reviewed by the auditors and their report to the Company is set out on page 28.

2. Accounting policies

As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the fifty-two week period ended 28 December 2008, except for the following changes as described below.

The following new standards and amendments to standards are mandatory for financial periods commencing on 1 January 2009 and, as the Group's current financial year commenced on 29 December 2008, it is therefore adopting these standards early:

- *IAS 1 (revised) 'Presentation of financial statements'*: This revised standard requires entities to prepare a statement of comprehensive income. All 'non-owner changes in equity' are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and statement of comprehensive income. Owner changes in equity are shown in a statement of changes in equity. The interim financial statements have been prepared under the revised disclosure requirements. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

2. Accounting policies *(continued)*

- *IFRS 8 'Operating segments'*: IFRS 8 replaces IAS 14 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a reduction in the number of reportable segments presented, as the previously reported segments of 'Consumer audio products ', 'Digital Imaging applications' and 'Portable applications' are no longer used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer of the Company.

There has been no impact on the measurement of the Group's assets and liabilities as a result of the adoption of this standard. Comparative segmental information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2009 but in the current financial period of the Group, on the basis of these being adopted early, are not currently relevant for the Group:

- IAS 23 (amendment) 'Borrowing costs';
- IFRS 2 (amendment) 'Share-based payment';
- IAS 32 (amendment) 'Financial instruments: Presentation'
- IFRIC 13 'Customer loyalty programmes'
- IFRIC 15 'Agreements for the construction of real estate'
- IFRIC 16 'Hedges of a net investment in a foreign operation'; and
- IAS 39 (amendment) 'Financial instruments: Recognition and measurement'.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 29 December 2008 nor financial years beginning 1 January 2009 and have not been early adopted by the Group:

- *IFRS 3 (revised) 'Business combinations'* and consequential amendments to *IAS27 'Consolidated and separate financial statements'*, *IAS28 'Investments in associates'* and *IAS 31 'Interests in joint ventures'* are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. There were no acquisitions during the twenty-seven week period ended 5 July 2009. The Group does not have any joint ventures.
- *IFRIC 17 'Distributions of non-cash assets to owners'* effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.
- *IFRIC 18 'Transfers of assets from customers'* is effective for transfers of assets received on or after 1 July 2009. This is not relevant to the Group, as it has not received any assets from customers.

In the process of applying the Group's accounting policies, management necessarily makes judgments and estimates that have a significant effect on the amounts recognised in the condensed interim financial statements. Changes in the assumptions underlying the estimates could result in a significant impact to the interim financial statements. The most critical of these accounting judgment and estimation areas were noted in the Company's consolidated financial statements for the fifty-two week period ended 28 December 2008.

Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual pre-tax results.

3. Seasonality of revenue

The revenue of the Company is generally more weighted towards the second half of the financial year in line with consumer spending and demand in the lead up to the main holiday period. The Company attempts to minimise the seasonal impact through the management of inventories to meet demand during this period, however the first half of the financial year typically results in lower revenues and operating results.

4. Segment information

The chief operating decision-maker has been identified as the Chief Executive Officer of the Company. The Chief Executive Officer reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Chief Executive Officer considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

Pure Sound - this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power', 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

4. Segment information *(continued)*

	Q2 2009	Q2 2008	Q1 2009	**H1 2009**	H1 2008	
	Period from 6 April 2009 to 5 July 2009	Period from 31 March 2008 to 29 June 2008	Period from 29 December 2008 to 5 April 2009	**Period from 29 December 2008 to 5 July 2009**	Period from 31 December 2007 to 29 June 2008	52 weeks ended 28 December 2008
	$000	$000	$000	**$000**	$000	$000
Segment revenue:						
Pure Sound	**32,714**	52,840	24,903	**57,617**	98,765	194,511
Other operating segments	**490**	1,078	316	**806**	1,535	3,688

Total revenue for the period	**33,204**	53,918	25,219	**58,423**	100,300	198,199
Reportable segment gross profit						
Pure Sound	**16,818**	27,225	12,272	**29,090**	51,022	98,894
Other operating segments	**(39)**	661	390	**351**	960	1,903
Total segment gross profit for the period	**16,779**	27,886	12,662	**29,441**	51,982	100,797

4. Segment information *(continued)*

A reconciliation of gross profit to total profit / (loss) before income tax is provided as follows:

	Q2 2009 Period from 6 April 2009 to 5 July 2009 $000	Q2 2008 Period from 31 March 2008 to 29 June 2008 $000	Q1 2009 Period from 29 December 2008 to 5 April 2009 $000	**H1 2009 Period from 29 December 2008 to 5 July 2009 $000**	H1 2008 Period from 31 December 2007 to 29 June 2008 $000	52 weeks ended 28 December 2008 $000
Gross profit for reportable segments	**16,779**	27,886	12,662	**29,441**	51,982	100,797
Exceptionalinventory write-downs	-	-	-	-	-	(3,500)
Gross profit for the period	**16,779**	27,886	12,662	**29,441**	51,982	97,297
Corporate overheads	**(19,232)**	(22,433)	(17,880)	**(37,112)**	(44,091)	(86,105)
Restructuring costs	-	-	-	-	-	(2,850)
Operating (loss) / profit for the period	**(2,453)**	5,453	(5,218)	**(7,671)**	7,891	8,342
Financial income	**538**	1,127	891	**1,429**	2,291	4,210
Financial expense	**(243)**	(537)	(403)	**(646)**	(1,053)	(1,922)
(Loss) / profit before tax	**(2,158)**	6,043	(4,730)	**(6,888)**	9,129	10,630

4. Segment information *(continued)*

Reportable segments' assets are reconciled to total assets as follows:

	As at 5 July 2009 $'000	As at 5 April 2009 $'000	As at 28 December 2008 $'000	As at 29 June 2008 $'000
Total assets for reportable segments	-	-	-	-
Assets for other operating segments	-	-	-	-
Goodwill and acquired intangible assets: from acquisition of Sonaptic Limited	**31,649**	32,601	33,807	36,653
Goodwill and acquired intangible assets: from acquisition of Oligon Limited	**5,844**	5,739	5,809	5,837
Other unallocated assets	**167,862**	165,993	167,840	187,175
Consolidated total assets	**205,355**	204,333	207,456	229,665

5. Income tax credit / (expense)

The income tax credit for the twenty-seven week period ended, and the related deferred tax asset as at, 5 July 2009 reflects the estimated total effective tax rate on the result before taxation for the Group of approximately 28% for the 53-week period ending 3 January 2010. This reflects the UK corporation tax rate applicable for that 53-week period of 28% as reduced by tax allowances on research and development expenditure and increased by share-based payment charges and other disallowable expenses.

6. Earnings per share

	Q2 2009 Period from 6 April 2009 to 5 July 2009 $000	Q2 2008 Period from 31 March 2008 to 29 June 2008 $000	Q1 2009 Period from 29 December 2008 to 5 April 2009 $000	**H1 2009 Period from 29 December 2008 to 5 July 2009 $000**	H1 2008 Period from 31 December 2007 to 29 June 2008 $000	52 weeks ended 28 December 2008 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(1,549)**	4,336	(3,393)	**(4,942)**	6,550	7,666

Exceptional charges after tax*	-	-	-	-	-	4,655

Amortisation of acquired intangible assets*	**903**	897	903	**1,806**	1,800	3,620
Adjusted (loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(646)**	5,233	(2,490)	**(3,136)**	8,350	15,941
	cents	cents	cents	**cents**	cents	cents
Basic (loss) / earnings per share	**(1.35)**	3.67	(2.95)	**(4.29)**	5.54	6.52
Diluted (loss) / earnings per share	**(1.35)**	3.65	(2.95)	**(4.29)**	5.51	6.50
Adjusted basic (loss) / earnings per share	**(0.56)**	4.42	(2.16)	**(2.72)**	7.06	13.56
Adjusted diluted (loss) / earnings per share	**(0.56)**	4.41	(2.16)	**(2.72)**	7.03	13.51

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

6. Earnings per share *(continued)*

	Q2 2009 Period from 6 April 2009 to 5 July 2009	Q2 2008 Period from 31 March 2008 to 29 June 2008	Q1 2009 Period from 29 December 2008 to 5 April 2009	**H1 2009 Period from 29 December 2008 to 5 July 2009**	H1 2008 Period from 31 December 2007 to 29 June 2008	52 weeks ended 28 December 2008
	No. of shares	No. of shares	No. of shares	**No. of shares**	No. of shares	No. of shares
Issued ordinary shares at start of period	**115,125,980**	118,294,980	115,120,980	**115,120,980**	118,276,980	118,276,980
Effect of shares issued during the period from exercise of employee share options	-	10,440	255	**2,540**	17,187	33,608
Effect of shares cancelled during the period following purchase by Company of own shares	-	-	-	-	-	(791,389)
Weighted average number of ordinary shares at end of period - for basic earnings/(loss) per share and for diluted loss per share	**115,125,980**	118,305,420	115,121,235	**115,123,520**	118,294,167	117,519,199
Effect of dilutive share options in issue	**423,335**	488,005	303,871	**369,847**	529,896	465,704
Weighted average number of ordinary shares at end of period - for diluted earnings per share	**115,549,315**	118,793,425	115,425,106	**115,493,367**	118,824,063	117,984,903

During the twenty-seven week period to 5 July 2009, the Company issued 5,000 ordinary 0.1 pence shares (*twenty six week period ended 29 June 2008:* 38,000 *shares*) under employee share option schemes for a consideration received of $2,000 (*twenty six week period ended 29 June 2008:$22,000).*

7. Property, plant and equipment

During the twenty-seven week period ended 5 July 2009, the Group acquired property, plant and equipment with a cost of $1,216,000 (*twenty-six week period ended 29 June 2008: $3,318,000*) and also intangible assets with a cost of $1,159,000 (*twenty-six week period ended 29 June 2008:$604,000).*

As at 5 July 2009, the Group had commitments to purchase property, plant and equipment and intangible assets of $2,766,000 (*as at 29 June 2008: $954,000).*

8. Employee benefits

Defined benefit obligations
The defined benefit pension obligation is calculated using an actuarial update as at 5 July 2009. The Company makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial

assumptions are based on sterling denominated assets and liabilities. The Company also has a Group Personal Pension Plan which is a defined contribution pension scheme.

	At 5 July 2009	At 29 June 2008	At 28 December 2008
	$000	$000	$000
Present value of funded obligations	**(18,746)**	(21,738)	(14,382)
Fair value of plan assets	**14,985**	17,170	13,035
Recognised liability for defined benefit obligations	**(3,761)**	(4,568)	(1,347)

The main reasons for the increase in the present value of funded obligations as at 5 July 2009, compared to the position as at 28 December 2008, were: the reduction in the discount rate assumption from 6.50% to 6.20%; the increase in the inflation assumption from 3.00% to 3.60% and the strengthening of sterling compared to the US dollar over the period.

The expense is recognised in the following line items in the income statement:

	27 weeks ended 5 July 2009	26 weeks ended 29 June 2008	52 weeks ended 28 December 2008
	$000	$000	$000
Distribution and selling costs	**18**	61	117
Research and development expenses	**51**	172	327
Administrative expenses	**21**	70	133
Total current service costs	**90**	303	577
Exchange differences:			
Distribution and selling costs	**29**	-	(93)
Research and development expenses	**82**	2	(260)
Administrative expenses	**33**	1	(107)
	144	3	(460)
Financial income	**(373)**	(577)	(1,148)
Financial expense	**464**	656	1,256

8. Employee benefits *(continued)*

Share-based payments

The share-based payment expense recognised for each period, in accordance with IFRS 2 *Share-based Payment,* was:

	27 weeks ended 5 July 2009	26 weeks ended 29 June 2008	52 weeks ended 28 December 2008
	$000	$000	$000
Total expense recognised in personnel expenses during the period	**1,266**	1,713	3,671

The total share-based payment expense recognised in the twenty-seven week period to 5 July 2009 of $1,266,000 was reduced by the impact, of $400,000, from share awards which did not vest due to non-market based performance and vesting conditions not being satisfied and consequently those share awards lapsed.

During the twenty-seven week period to 5 July 2009, the Company granted 1,195,427 share options and 828,780 performance shares to executive directors and senior management and 1,850,145 contingent shares to employees (*twenty-six weeks to 29 June 2008: 98,200 share options, 1,005,878 performance shares and 881,031 contingent shares were granted*). Each of these categories of share based payment has an estimated weighted average life of three years. The weighted average fair values of those share-based payments, which were granted in the twenty-seven week period to 5 July 2009, are 36 pence, 85 pence and 83 pence respectively (the weighted average fair values for those share-based payments granted in the twenty-six week period ended 29 June 2008 were*: 59 pence, 141 pence and 141 pence respectively*).

9. Other payables - contingent consideration

Included in other payables within both current and non-current liabilities are contingent amounts payable to the former shareholders of Sonaptic Limited and Oligon Limited on successful conclusion of milestones which are anticipated to crystallise in the future. As at 5 July 2009 $3,120,000 *(as at 28 December 2008: $3,330,000; as at 29 June 2008: $4,919,000)* of the estimated amount of the contingent consideration was classified within current liabilities as trade and other payables and $5,362,000 *(as at 28 December 2008: $6,244,000; as at 29 June 2008; $5,387,000)* was classified within non-current liabilities as other payables.

For the twenty-seven week period ended 5 July 2009, the Company paid $1,600,000 to the former shareholders of Sonaptic Limited on successful conclusion of certain of the milestones *(fifty two week period ended 28 December 2008: $3,633,000; twenty-six week period ended 29 June 2008: $2,513,000).*

10. Subsequent event

On 27 July 2009, the Company announced the creation of a new design centre in Newbury from the consolidation of the current two sites operated by the Company in High Wycombe and in Swindon. An expense of approximately $1 million will be recognised in the second half of 2009 in connection with this integration.

Independent review report to Wolfson Microelectronics plc

Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the 27 weeks ended 5 July 2009 which comprises consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the statement of changes in equity the consolidated cash flow statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. We have not reviewed the results for the quarters ended 5 April 2009 or 5 July 2009 respectively.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.
As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 27 weeks ended 5 July 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

M Ross
for and on behalf of KPMG Audit Plc
Chartered Accountants
Edinburgh
27 July 2009

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:43 31-Jul-2009
Number	6702W12

RNS Number : 6702W
Wolfson Microelectronics PLC
31 July 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DTR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the
issuer should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should
complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer*
(other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or (ii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.4 R(1) (a)

3. Name of person discharging managerial responsibilities/director

ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.09%

13. Price per share or value of transaction

£1.27 PER SHARE

14. Date and place of transaction

31 JULY 2009, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,189,147 ORDINARY SHARES REPRESENTING 2.77% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

31 JULY 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JILL GOLDSMITH - 0131 272 7000
Name and signature of duly authorised officer of *issuer* responsible for making notification

Jill Goldsmith, Company Secretary ______________________________

Date of notification : 31 JULY 2009

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	12:49 31-Jul-2009
Number	6711W12

RNS Number : 6711W
Wolfson Microelectronics PLC
31 July 2009

Edinburgh, 31 July 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,125,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,125,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

END

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363a

Annual Return

Please complete in typescript, or in bold black capitals.

CHFP000

Company number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Date of this return
The information in this return is made up to

Day Month Year
2 9 / 0 6 / 2 0 0 9

Date of next return

Day Month Year
_ _ / _ _ / _ _ _ _

If you wish to make your next return to a date earlier than the anniversary of this return please show that date here. Companies House will then send a form at the appropriate time.

Registered Office
Show here the address **at the date of this return**

Westfield House
26 Westfield Road

Any change of registered office must be notified on form 287

Post town Edinburgh

County/Region Midlothian

UK Postcode E H 1 1 2 Q B

Principal business activities

Show trade classification code number(s) for the principal activity or activities

If the code number cannot be determined, give a brief description of principal activity

3210 — Mfr of electronic components

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England or Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX ED235 Edinburgh 1 or LP-4 Edinburgh 2**
For companies registered in Scotland

Register of members
If the register of members is not kept at the registered office, state here where it is kept

34 South Gyle Crescent
South Gyle Business Park

Post town Edinburgh

County/Region Midlothian

UK Postcode E H 1 2 9 E B

Register of Debenture holders
If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept

Not applicable

Post town

County/Region

UK Postcode

Company type

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a

* Voluntary details (Please photocopy this area to provide details of joint secretaries).

Name ***Style/Title**

Forename(s) Jill Louise

Surname Goldsmith

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership, give the names and addresses of the partners or the name of the partnership and office address

Address †† 55/3 Hopetoun Street

Post town Edinburgh

County/Region Midlothian

UK Postcode E H 7 4 N G

Country Scotland

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Date of birth (Day / Month / Year) 2 3 / 0 6 / 1 9 6 3

Forename(s) Glenn

Surname Collinson

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† 56, High Street

Chippenham

Post town Ely

County/Region Cambridgeshire

UK Postcode C B 7 5 P P

Country United Kingdom

Nationality British

Business occupation Consultant

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Date of birth (Day / Month / Year) 0 5 / 0 1 / 1 9 6 3

Forename(s) Mark

Surname Cubitt

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Duncraggan House

34 Airthrey Road

Post town Stirling

County/Region

UK Postcode F K 9 5 J S

Country Scotland

Nationality British

Business occupation Accountant

Issue share capital
Enter details of all the shares in issue at the date of this return

Class (e.g. Ordinary/Preference)	**Number of shares issued**	**Aggregate Nominal Value** (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	115,125,980	£115,125.98
Totals	115,125,980	£115,125.98

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ☑

List of past and present shareholders
(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	On paper	In another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**	☐	☐
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**	☐	☑
A list containing shareholder changes is enclosed	☐	☐

→ For private or non-traded public companies, **please complete Schedule A**

→ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed Jill L. Goldsmith **Date** 21 July 2009

*(~~director~~ / secretary)

* Please delete as appropriate

This return includes 1 continuation sheets (enter number)

When you have signed the return, send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jill Goldsmith, Wolfson Microelectronics plc,
Westfield House, 26 Westfield Road
Edinburgh

DX number ______ DX exchange ______

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Day Month Year

Date of birth 3 1 / 0 5 / 1 9 5 6

Forename(s) Robert Laurence

Surname Eckelmann

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 1751 SW Prospect Drive

Post town Portland

County/Region Oregon, 97201

UK Postcode

Country United States of America

Nationality American

Business occupation Director

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Day Month Year

Date of birth 1 5 / 0 8 / 1 9 4 7

Forename(s) Ross King

Surname Graham

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 5, Sale Place

Post town London

County/Region

UK Postcode W 2 1 P J

Country United Kingdom

Nationality British

Business occupation Director

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

Day Month Year

Date of birth 2 2 / 0 4 / 1 9 5 9

Forename(s) Joseph Michael

Surname Hickey

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Larchwood

Clease Way

Post town Winchester

County/Region Hampshire

UK Postcode S O 2 1 2 A L

Country United Kingdom

Nationality British

Business occupation General Manager

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Dr

Day Month Year

Date of birth 0 8 / 1 1 / 1 9 4 2

Forename(s) Alastair David

Surname Milne

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† 18 Napier Road

Post town Edinburgh

County/Region Midlothian

UK Postcode E H 1 0 5 A Y

Country Scotland

Nationality British

Business occupation Director

SC089839 (CONTINUATION SHEET)

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title	Mr
Date of birth (Day / Month / Year)	10 / 03 / 1945
Forename(s)	Barry Michael
Surname	Rose
Address ††	8 Spylaw Bank Road
	Colinton
Post town	Edinburgh
County/Region	Midlothian
UK Postcode	EH13 0JP
Country	Scotland
Nationality	British
Business occupation	Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title	Mr
Date of birth (Day / Month / Year)	11 / 12 / 1942
Forename(s)	Michael
Surname	Ruettgers
Address ††	453 Bedford Road
Post town	Carlisle
County/Region	Massachusetts, 01741
UK Postcode	
Country	United States of America
Nationality	American
Business occupation	Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.